Explanation of Responses

(1)	The Reporting Person was granted 1,200,000
shares of restricted stock of the Issuer (formerly
Vision-Sciences, Inc.) pursuant to a Restricted Stock
Agreement dated November 26, 2013 (the Restricted Stock
Agreement). Pursuant to the Restricted Stock Agreement, upon a change of control (i) all restricted stock that had become unrestricted but that had not previously vested or forfeited would vest and (ii) fifty percent of the restricted stock that remained subject to restrictions would become unrestricted and vest. On
March 31, 2015, pursuant to the Agreement and Plan of Merger dated as of December 21, 2014 among Vision-
Sciences, Inc., Uroplasty, Inc. and Visor Merger Sub
LLC, Vision-Sciences, Inc. consummated a merger which constituted a change of control under the Restricted
Stock Agreement (the "Change of Control").  As of
March 31, 2015, of the 1,200,000 shares of restricted stock granted to the Reporting Person, 300,000 shares of restricted stock were unrestricted and 900,000 shares remained subject to restrictions. As a result of the Change of Control, 450,000 shares of restricted stock were forfeited by the Reporting Person.